Allen Matkins Leck Gamble &Mallory LLP
attorneys at law
Three Embarcadero Center, 12th Floor
San Francisco, California   94111-4074
telephone. 415 837 1515     facsimile. 415 837 1516     www.allenmatkins.com
writer. Roger S. Mertz    t. 415 273 7441
file number.  P6701-001/SF648869.01    e. rmertz@allenmatkins.com

July 26, 2005

VIA EDGAR AND FAX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michele Gohlke, Branch Chief

Re:	Positron Corporation Form 10-KSB for the Year Ended December 31, 2004 Form 10-KSB/A for the Year Ended December 31, 2004 Form 10-QSB for the Quarter Ended March 31, 2005 File No. 000-24092

Ladies and Gentlemen:

          This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Positron Corporation (the “Company”) dated July 22, 2005 regarding the above-referenced filings.

         Form 10-KSB for the Year Ended December 31, 2004

         Financial Statements, page 38

         Note 3. Inventories, page 46

        1.      We have reviewed your response to previous comment 1. We not your disclosure that the work-in-process inventory balance of $285,000 at December 31, 2004 consists primarily of specialized parts and numbers assembled components that are required to repair and maintain the PET imaging systems that are currently operating at customer sites. In accordance with ARB 43, supplies should be capitalized as inventory if they are used in the production process. Please revise future filings to reclassify this balance to “Other Assets,” or tell us why you believe the current presentation is appropriate.

Response

        The Company agrees with the staff’s comment, and will revise future filings to reclassify this balance to “Other Assets.”

         Form 10-QSB for the quarter Ended March 31, 2005

         Note 5. Convertible Notes Payable to Affiliated Entity, page 7

        2.      We have reviewed your response to previous comment 3. As previously noted, you disclose on pages 7 and 8 of the Form 10-QSB that full convertibility of the shares of the Series C, D and E Preferred stock into common stock will require an amendment to the Company’s Articles of Incorporation which must be approved by the shareholders. Based on your response, it appears that shareholder approval is not a direct prerequisite to conversion of preferred shares, as long as there are sufficient available shares of authorized common stock into which the preferred shares are convertible. Please revise future filings to clarify the conversion provisions and/or constraints of your convertible debt agreements, as contained in Article 4.7 of the Secured Convertible Promissory Note filed as Exhibit 10.84 to the Form 10-KSB/A for the year ended December 31, 2004.

Response:

        The Company will amend future filings in order to clarify the conversion provisions and the restraints of the Company’s convertible debt agreements.

         Response Letter filed July 13, 2005

        3.      We note that you did not provide the three acknowledgements in the form previously requested. Accordingly, as indicated below, please provide all three acknowledgements in your response letter:

Response:

        The Company hereby acknowledges as follows:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to Geoffrey E. Perusse or Roger S. Mertz at (415) 837-1515.

Very truly yours, /s/ Roger S. Mertz —————————————— Roger S. Mertz

cc:     Mr. Gary Brooks - President, Positron Corporation
         Mr. Patrick G. Rooney - Chairman of the Board, Positron Corporation